State Bank Financial Corporation
3399 Peachtree Road NE, Suite 1900
Atlanta, Georgia 30326

July 21, 2016

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Gus Rodriguez, Accounting Branch Chief

Re:    State Bank Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
File No. 001-35139

Dear Mr. Rodriguez,

This letter is our response to the comment letter dated July 15, 2016 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to State Bank Financial Corporation’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2015.
For your convenience, the text of the Staff’s comment is set forth in italics followed by the Company’s response. The headings and numbered responses below correspond to the headings and numbered comments in the Comment Letter.

Form 10-K for the Year Ended December 31, 2015

Item 6. Selected Financial Data

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures, page 42

1.
You disclose several Non-GAAP adjustments that remove certain acquisition related expenses (merger-related expenses and severance costs). In this regard, we note that you have completed 14 bank acquisitions between July 24, 2009 and December 31, 2015, and four acquisitions in the past two years. We note that you also entered into agreements to acquire S Bankshares and NBG Bancorp in 2016, so it appears that acquisition of businesses has, and will continue to be, a key strategy to achieve growth and the removal of these Non- GAAP adjustments may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Response:

Management has reviewed the Commission’s updated Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures issued on May 17, 2016 and has concluded that, in future filings, and in our next earnings release that we expect to furnish to the Commission on or about July 28, 2016, we will no longer exclude merger-related expenses and severance costs in our non-GAAP adjustments.

Notes to Consolidated Financial Statements

Note 1: Nature and Business and Summary of Significant Accounting Policies

Loans Held-for-Sale, page 95

2.
Please revise future filings to include a rollforward of the recourse liability for mortgage loans previously sold to the extent material. Please show us what your disclosure will look like in your response.

Response:

We respectfully advise the Staff that we do not believe the activity within, or the recorded balance of the recourse liability for mortgage loans previously sold, is material. This liability was assumed in our acquisition of Georgia-Carolina Bancshares, Inc. on January 1, 2015 and represented less than 0.75% of Other Liabilities at December 31, 2015. In addition, the related provision represented approximately 0.15% of Noninterest Expense for the year ended December 31, 2015. We will continue to monitor the activity and balance of the recourse liability for materiality and will include a rollforward in future filings to the extent material.

On behalf of the Company, I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

State Bank Financial Corporation

/s/ Sheila E. Ray

Sheila E. Ray
Chief Financial Officer